October 19, 2021

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3561

Attention:	Joseph Klinko
John Cannarella
Irene Barberena-Meissner
Laura Nicholson

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-259740) of Aris Water Solutions, Inc., a Delaware corporation (the “Company”)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed initial public offering of Class A common stock, we hereby join the Company’s request for acceleration of effectiveness of the above-referenced registration statement to 3:00 p.m., Eastern Time, on October 21, 2021, or as soon thereafter as is practicable, unless the Company notifies you otherwise prior to such time.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the preliminary prospectus relating to the initial public offering, dated October 14, 2021, through the date hereof:

Preliminary Prospectus dated October 14, 2021

2,070 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advises that they have complied, will continue to comply, and that each participating underwriter has informed the undersigned that it has complied, and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[The remainder of this page is intentionally left blank.]

Very truly yours,

GOLDMAN SACHS & CO. LLC
CITIGROUP GLOBAL MARKETS INC.
As Representatives of the several underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Charles Park
	Name:	Charles Park
	Title:	Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Ben Exner
	Name:	Ben Exner
	Title:	Director